

FOR IMMEDIATE RELEASE

CONTACTS:

Nu Skin Enterprises

Charles Allen (investors)
(801) 345-6110, callen@nuskin.com
Kara Schneck (media)
(801) 345-2116, kschneck@nuskin.com

NU SKIN ENTERPRISES REPORTS RECORD
FIRST QUARTER REVENUE

Company posts 25 percent earnings per share growth

PROVO, Utah — April 27, 2005 — Nu Skin Enterprises, Inc. (NYSE: NUS) today reported first quarter earnings per share growth of 25 percent and record revenue of $289.4 million. Improving results in Japan, growth in the United States and China, and a strong increase in product subscription orders enabled the company to exceed expectations.

Financial Results

For the quarter ended March 31, 2005, Nu Skin Enterprises' revenue and earnings per share increased to $289.4 million and $0.25, respectively, compared to $264.0 million and $0.20 for the same period in 2004. Revenue during the quarter was positively impacted 3 percent by foreign currency fluctuations.

"We are pleased to start the year with strong first quarter results," said Truman Hunt, president and chief executive officer. "We are growing in nearly all of our markets, and are particularly encouraged by the performance of our key geographies. Japan continued its positive progression, posting better

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than expected results, with local currency revenue growth of 1 percent over last year. In addition, the United States posted a 15 percent revenue increase, excluding sales to non-U.S. distributors at our February 2004 global convention. Mainland China performed as expected, posting revenue gains of 17 percent compared to the prior year.

"We're also generating continued improvement in distributor leadership and retention. In fact, our executive distributor leadership was up in all of our regions. Global product subscriptions climbed rapidly, accounting for a record 41 percent of total revenue during the quarter, which is an impressive 71 percent increase over the first quarter of 2004. We are encouraged by this growth and are confident that our product subscription program is significantly improving retention, which will positively impact our business going forward."

Regional Results

North Asia. Revenue in North Asia increased 7 percent to $160.8 million during the first quarter compared to the same period in 2004. This is primarily due to increased nutrition revenue following the launch of the Pharmanex® BioPhotonic Scanner in Japan, as well as favorable foreign currency fluctuations. South Korea, which will launch the Scanner during the second quarter, posted 9 percent local currency revenue growth during the quarter. In the region, executive distributors increased 1 percent, while active distributors improved 10 percent compared to prior-year results.

Greater China. Revenue in Greater China increased 24 percent to $59.1 million during the first quarter compared to prior-year results. Mainland China revenue increased 17 percent for the quarter. Taiwan and Hong Kong continued to generate impressive results, posting local currency revenue gains of 23 percent and 34 percent, respectively. Executive distributors in the region grew 29 percent, while active distributors remained even with the prior year.

North America. Revenue in North America was $36.0 million, a decrease of 4 percent compared to the prior year. However, excluding sales to non-U.S. distributors who attended the February 2004

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global convention, revenue in the region would have increased 13 percent. Executive and active distributors in the region increased 11 percent and 13 percent, respectively, compared to prior-year results.

South Asia/Pacific. First quarter revenue in the South Asia/Pacific region increased 5 percent to $20.6 million over the first quarter in 2004. Singapore, Malaysia and Brunei combined to post a revenue improvement of 21 percent. Thailand local currency revenue declined 15 percent during the quarter. In the region, executive distributors were up 3 percent, while active distributors increased 8 percent compared with prior-year results.

Other Markets. Revenue from the company's other markets was up 40 percent to $12.8 million during the first quarter. Latin America posted strong revenue growth of 151 percent, while Europe also had a solid quarter with a year-over-year revenue increase of 29 percent. Executive and active distributors in these markets increased 34 percent and 44 percent, respectively.

Division Results

Pharmanex. Pharmanex posted first quarter revenue of $165.5 million, a 31 percent gain over the first quarter of 2004. These results were driven by the launch of three Pharmanex products in Mainland China, ongoing success with the Pharmanex® BioPhotonic Scanner, and a growing product subscriber base.

Nu Skin. First quarter personal care revenue declined 11 percent to $118.3 million. The expected decrease was due to the Scanner launch in Japan and the introduction of Pharmanex products in Mainland China, which detracted attention from sales of Nu Skin personal care products. Nu Skin sales during the quarter were positively influenced by the successful launch in Taiwan and Hong Kong of the Nu Skin® Tri-Phasic White™ System, a skin brightening regimen.

Big Planet. Big Planet revenue remained even with the prior year at $5.5 million.

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Operational Performance

The company's gross margin was 82.8 percent in the first quarter, a slight decrease compared to prior-year results and largely due to additional costs from Scanner amortization. Selling expenses as a percent of revenue were 42.8 percent, a slight increase compared to the prior year. The increase in selling expenses, as a percent of sales, was caused by temporary distributor incentives in Japan which concluded in February.

General and administrative expenses, as a percent of revenue, improved approximately 160 basis points over prior-year results to 30.1 percent. Higher expenses in the prior year were due to a global convention in the first quarter of 2004. The first quarter operating margin was 9.9 percent, up 90 basis points compared with prior-year results.

Net income rose to $17.7 million compared to $14.5 million for the first quarter of 2004. During the first quarter of 2005, the company generated $29.1 million in cash flow from operations, compared to $17.4 million in the prior year. The company paid dividends of $6.3 million and repurchased $5.0 million of company stock.

Outlook

"Japan, the United States and Mainland China remain our key geographic priorities," Hunt said. "We are very encouraged by positive trends in Japan. In fact, we turned this market positive one quarter earlier than anticipated. In the United States, the Pharmanex® BioPhotonic Scanner and momentum behind recent product introductions will continue to be our primary growth drivers. Recent developments in Mainland China indicate that the government is working toward fulfilling its World Trade Organization commitment to allow direct selling. We look forward to the opportunity to compete on a level playing field with other direct selling companies operating in Mainland China and are continuing to invest in the market by establishing a solid foundation to propel growth."

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"We expect second quarter revenue of $295 to $305 million, a 4 to 7 percent increase over $284 million in the second quarter of 2004, assuming a yen rate of approximately 108 to the dollar," said Ritch Wood, chief financial officer. "We anticipate earnings per share to be $0.29 to $0.31.

"Given strong first quarter results, we are increasing our local currency revenue guidance in Japan to reflect 3 percent year-over-year growth for 2005. Therefore, we are raising our 2005 global revenue guidance to $1.22 to $1.24 billion, assuming an annual yen rate of approximately 108 to the dollar. Based on these expectations, we are also increasing our annual earnings per share guidance to be in the $1.17 to $1.24 range," Wood concluded.

Management's overview of the first quarter, a review of updated yearly guidance and a discussion of the anticipated direct selling regulations in Mainland China, will be available today, Wednesday, April 27, beginning at 1 p.m. (EDT) on the Investor portion of the company's Web site at www.nuskinenterprises.com. A replay of management's overview will be available on the company's Web site through May 13, 2005.

The Company

Nu Skin Enterprises, Inc. is a global direct selling company operating in 40 markets throughout Asia, the Americas and Europe. The company markets premium quality personal care products under the Nu Skin® brand, science-based nutritional supplements under the Pharmanex® brand, and technology based products and services under the Big Planet® brand. Nu Skin Enterprises is traded on the New York Stock Exchange under the symbol "NUS."

Nu Skin Enterprises' press releases are available online at www.nuskinenterprises.com.

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Please note: *This press release, particularly the "Outlook" section, contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that represent the company's current expectations and beliefs, including, among other things: (i) our expectations regarding certain strategic and operational initiatives and (ii) revenue and earning projections for the second quarter of 2005 and for the year 2005. The forward-looking statements and related assumptions involve risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statements or views expressed herein. These risks and uncertainties include, but are not limited to: (a) continued regulatory scrutiny in Mainland China which has from time to time in the past, and could in the future, negatively impact the company's business, including the interruption of sales activities in stores and the imposition of fines; (b) any inability of the company to effectively manage rapid growth in Mainland China, including training and management of a large employed sales force, and regulatory risks associated with any failure of such sales force to comply with applicable company policies and government regulations; (c) risks that the Chinese government fails to adopt or further delays the adoption of favorable direct selling regulations, or adopts regulations that negatively impact the company's current business model there, or that the company is unable to obtain a direct selling license under these regulations; (d) any inability to obtain necessary product registrations for its Pharmanex products in a timely manner; (e) regulatory risks associated with the Pharmanex® BioPhotonic Scanner, which could inhibit the company's use of the Pharmanex® BioPhotonic Scanner in a market if it is determined to be a medical device in any market; (f) risks that could adversely impact the company's operations or financial results in its markets, including its largest market, Japan, such as any continuation or increase in the impact of negative market conditions on the company's business, material decreases in executive level and active distributors, adverse changes in exchange rates, or the company's failure to execute effective initiatives in these markets; (g) any failure of current or planned initiatives or products, including the introduction of the Pharmanex® BioPhotonic Scanner in Japan, Mainland China and other markets, to generate interest among distributors and customers and generate sponsoring and selling activities on a sustained basis; (h) adverse publicity related to the company's business, products or industry; and (i) continued competitive pressures in the company's markets. The company's financial performance and the forward-looking statements contained herein are further qualified by a detailed discussion of associated risks set forth in the documents filed by the company with the Securities and Exchange Commission, including the company's Annual Report on Form 10-K filed on March 15, 2005. The forward-looking statements set forth the company's beliefs as of the date of this release, and the company assumes no duty to update the forward-looking statements contained in this release to reflect any change.*

(Financial Tables to Follow)

NU SKIN ENTERPRISES, INC.
Consolidated Statements of Income
For the First Quarters Ended March 31, 2005 and 2004
(in thousands, except per share amounts)

	2005	2004
Revenue:		
North Asia	$ 160,829	$ 150,055
Greater China	59,127	47,575
North America	35,992	37,562
South Asia/Pacific	20,635	19,677
Other Markets	12,768	9,119
Total revenue	289,351	263,988
Cost of sales	49,664	43,923
Gross profit	239,687	220,065
Operating expenses:		
Selling expenses	123,743	112,582
General and administrative expenses	87,183	83,634
Total operating expenses	210,926	196,216
Operating income	28,761	23,849
Other income (expense), net	(655)	(865)
Income before provision for income taxes	28,106	22,984
Provision for income taxes	10,399	8,504
Net income	$ 17,707	$ 14,480
Net income per share:		
Basic	$ 0.25	$ 0.20
Diluted	$ 0.25	$ 0.20
Weighted average number of shares outstanding:		
Basic	69,747	70,691
Diluted	71,353	72,467

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NU SKIN ENTERPRISES, INC.
Consolidated Balance Sheets
(in thousands)

	March 31, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 150,802	$ 109,865
Current investments	5,775	10,230
Accounts receivable	17,390	16,057
Inventories, net	91,260	87,474
Prepaid expenses and other	40,377	44,723
	305,604	268,349
Property and equipment, net	80,320	76,511
Goodwill	112,446	112,446
Other intangible assets, net	82,500	79,005
Other assets	78,626	73,426
Total assets	$ 659,496	$ 609,737
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,891	$ 25,182
Accrued expenses	117,060	107,226
Current portion of long-term debt	17,935	18,540
	155,886	150,948
Long-term debt	158,780	132,701
Other liabilities	29,219	29,855
Total liabilities	343,885	313,504
Stockholders' equity:		
Class A common stock	91	91
Additional paid-in capital	167,244	165,177
Treasury stock, at cost	(275,597)	(273,721)
Accumulated other comprehensive loss	(64,039)	(71,606)
Retained earnings	489,338	477,912
Deferred compensation	(1,426)	(1,620)
	315,611	296,233
Total liabilities and stockholders' equity	$ 659,496	$ 609,737

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NU SKIN ENTERPRISES, INC.
Distributor/Preferred Customer Growth by Market

	As of March 31, 2005		As of March 31, 2004		% Increase (Decrease)	
	Active*	Executive	Active*	Executive	Active*	Executive
North Asia	337,000	16,444	307,000	16,355	9.8%	0.5%
Greater China	205,000	9,150	205,000	7,117	0.0%	28.6%
North America	134,000	3,252	119,000	2,920	12.6%	11.4%
South Asia/Pacific	72,000	2,098	67,000	2,038	7.5%	2.9%
Other Markets	49,000	1,489	34,000	1,109	44.1%	34.3%
Total	797,000	32,433	732,000	29,539	8.9%	9.8%

* Active distributors include preferred customers and distributors purchasing products directly from the company during the quarter.

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